HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 14, 2018

Stacie Gorman
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      AmeriCann, Inc.
                  Registration Statement on Form S-1
                  File No. 333-222207


     Attached are the changes to the Company's registration statement to reflect:

     o changes in response to the comments received from the staff by telephone on February 13, 2018, and

     o    the February 12, 2018 sale of convertible notes and warrants.





                                        Very Truly Yours,

                                        HART & HART, LLC

                                        /s/ William T. Hart

                                        William T. Hart

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM S-1/A

                          Registration Statement Under
                           THE SECURITIES ACT OF 1933

                                 AMERICANN, INC.
                ------------------------------------------------
               (Exact name of registrant as specified in charter)


         Delaware                            000-54231                      27-4336843
 ----------------------------          -------------------------      ----------------------
 (State or other jurisdiction        (Primary Standard Classi-          (IRS Employer
     of incorporation)                 fication Code Number)               I.D. Number)

                                1550 Wewatta St.
                                Denver, CO 80202
                                 (303) 862-9000
                ------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                  Timothy Keogh
                                1550 Wewatta St.
                                Denver, CO 80202
                                 (303) 862-9000
                ------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

         Copies of all communications, including all communications sent to the agent for service, should be sent to:

                              William T. Hart, Esq.
                                Hart & Hart, LLC
                             1624 Washington Street
                    ---------------------------------------
                             Denver, Colorado 80203
                                  303-839-0061

 As soon as practicable after the effective date of this Registration Statement
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b2 of the Exchange Act.

          Large accelerated filer   [  ]          Accelerated filer   [  ]
          Non-accelerated filer     [  ]          Smaller reporting company  [X]
 Do not check if a smaller reporting company)     Emerging growth company  [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [ ]

                                    CALCULATION OF REGISTRATION FEE


Title of each                                         Proposed              Proposed
 Class of                                             Maximum               Maximum
Securities                      Securities            Offering              Aggregate             Amount of
   to be                         to be              Price Per               Offering             Registration
Registered                     Registered              Share (1)               Price                   Fee
----------                     ----------             -----------          -------------         --------------

Common Stock (2)                                              $                 $10,000,000              $1,264


(1) Offering price computed in accordance with Rule 457(o).

(2) Represents shares to be sold by Mountain States Capital, LLC.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                                 AMERICANN, INC

                                  Common Stock

     This prospectus may be used only in connection with sales of shares of our common stock by Mountain States Capital, LLC. Mountain States will sell shares of common stock purchased from us under an Investment Agreement. In connection with the sale of these shares, Mountain States is an "underwriter" as that term is defined in the Securities Act of 1933.

     The number of shares to be sold by Mountain States in this offering will vary from time-to-time and will depend upon the number of shares purchased from us pursuant to the terms of the Investment Agreement. See the section of this prospectus captioned "Investment Agreement" for more information.

     Our common stock is quoted on the over-the-counter market under the symbol "ACAN". On February 12, 2018 the closing price for one share of our common stock was $2.87. Based upon this price, we would sell approximately 3,876,000 shares of common stock to raise $10,000,000 from the Investment Agreement with Mountain States.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     These securities are speculative and involve a high degree of risk. For a description of certain important factors that should be considered by
prospective  investors,   see  "Risk  Factors"  beginning  on  page  6  of  this
prospectus.















                 The date of this prospectus is _________, 2018


                                                                                     Number of             Note
                                                                                        Shares         Reference

     Shares issuable upon conversion of note held by Strategic                          800,000             F
        Capital Partners

     Shares issuable upon exercise of warrants held by                                3,740,000             G
        Massachusetts Medical Properties, LLC (Series IV)

     Shares issuable upon exercise of Series V warrants                                 185,000             H

     Shares issuable upon exercise of options granted pursuant                          150,000             I
       to Stock Incentive Plan

     Shares issuable upon exercise of warrants granted in                               660,000             J
       connection with construction loan

     Shares issuable upon conversion of loans                                            78,400             K

     Shares issuable upon conversion of loans                                           533,333             L

     Shares issuable upon exercise of warrants                                          640,000             L

     Shares issuable upon conversion of loans                                           540,000             M

     Shares issuable upon exercise of warrants                                          540,000             M

A. Between October 27, 2016 and November 7, 2016 we sold 2,000,000 units at a price of $1.00 per unit. Each unit consisted of one share of our common stock and one Series I Warrant. Each Series I Warrant entitles the holder to purchase one share of our common stock at a price of $3.00 per share at any time on or before November 4, 2020.

B. On September 15, 2016 we borrowed $75,000 from three unrelated parties. The notes bear interest at 12% per year, are unsecured, and are due and payable on January 14, 2017. At the option of the holder, the notes may be converted into shares of our common stock at a conversion price of $0.75 per share. As additional consideration for the loans, we issued 75,000 Series II warrants and 75,000 Series III warrants to the lenders. Each Series II warrant allows the holder to purchase one share of our common stock at a price of $0.75 per share. Each Series III warrant allows the holder to purchase one share of our common stock at a price of $1.25 per share. The Series II and Series III warrants expire on September 15, 2020.

C. In 2014 we sold 791,000 Units at a price of $3.00 per Unit. Each Unit consisted of one share of our common stock and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one share of our common stock at a price of $8.00 per share. We intend to offer the holders of the Series A Warrants 1.5 shares of our common stock in exchange for each Series A Warrant. If all Series A Warrants are exchanged, the total shares outstanding will increase by 1,186,500. As of the date of this prospectus, no shares of common stock had been issued in exchange for the Series A Warrants.

D. The Company has issued warrants/options to the persons and upon the terms shown below:

     The number of shares to be issued upon conversion of the loans will be determined by dividing the amount of the loan to be converted by the Conversion Price. If the Market Price of our common stock is greater than or equal to $1.35, the Conversion Price will be the greater of the Variable Conversion Price, or $1.00. If the Market Price of our common stock is less than $1.35, the Conversion Price is equal to the lesser of the Variable Conversion Price or $1.00 The "Variable Conversion Price" will be 65% of the Market Price. "Market Price" is the average of the lowest two VWAP's for our common stock during the fifteen trading day period ending on the latest complete trading day prior to the Conversion Date. "VWAP" means the dollar volume-weighted average sale price of our common stock on any particular trading day.

     Assuming a conversion price of $2.50 per share, we would issue 78,400 shares of our common stock if both loans were converted.

L. On December 29, 2017 we sold convertible notes in the principal amount of $800,000 to a group of private investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018. At the option of the note holders, the notes may be converted at any time into shares of our common stock at an initial conversion price of $1.50 per share.

     The note holders also received warrants (Series VI) which entitle the note holders to purchase up to 533,333 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.

     The placement agent for the offering received a cash commission, plus warrants (Series VII) to purchase 106,667 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on December 29, 2022.

M. On February 12, 2018 we sold convertible notes in the principal amount of $810,000 to a group of private investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018. At the option of the note holders, the notes may be converted at any time into shares of our common stock at an initial conversion price of $1.50 per share. The note holders also received warrants (Series VIII) which entitle the note holders to purchase up to 540,000 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.

     We may sell additional shares of our common stock, warrants, convertible notes or other securities to raise additional capital. We have not yet determined the amount of securities which we may sell, or the price at which the securities may be sold. We do not have any commitments or arrangements from any person to purchase any of our securities and there can be no assurance that we will be successful in selling any additional securities.

     On February 12, 2018 we sold convertible notes in the principal amount of $810,000 to a group of private investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018. At the option of the note holders, the notes may be converted at any time into shares of our common stock at an initial conversion price of $1.50 per share. The note holders also received warrants (Series VIII) which entitle the note holders to purchase up to 540,000 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.

Contractual obligations

     The Company leases land under an operating lease commencing October 17, 2016, for an initial term of fifty (50) years. We have the option to extend the term of the lease for four (4) additional ten (10) year periods. The lease is a triple net lease, with the Company paying all real estate taxes, repairs, maintenance and insurance. The lease payments will be the greater of (a) $30,000 per month; (b) $0.38 per square foot per month of any structure built on the property; or (c) 1.5% of all gross monthly sales of products sold by the Company, any assignee of the Company, or any subtenant of the Company. The Company received a credit for the $925,000 paid towards the purchase price of the land in the form of discounted lease payments. For the initial fifty (50) year term of the lease, the lease payments will be reduced by $1,542 each month. The lease expense was $506,765 for the year ended September 30, 2017. No such expense was incurred in the year ended September 30, 2016.

     The Company leases an automobile under an operating lease commencing October 4, 2014 for 39 months at $611 per month. The lease expense was $7,390 and $7,483 for the years ended September 30, 2017 and 2016, respectively.

     At September 30, 2017, the future rental payments required under operating lease are as follows:

                     2018                    $     342,406
                     2019                          341,496
                     2020                          341,496
                     2021                          341,496
                     2022                          341,496
                     Thereafter                 15,026,024
                                              ------------
                         Total                 $16,734,414

         Our material capital commitments for the year ending September 30, 2018 are:

     Description                                 Amount              Due Date

     First phase of construction at MMCC (1)   $ 2,600,000          02/17/18
     Lease payments (MMCC)                     $   342,406               (2)
     Repayment of convertible loan             $   128,000          10/15/18
     Repayment of convertible loan             $    68,000          11/13/18
     Repayment of construction loan            $   199,000          03/30/18

General
-------

     Our offices are located at 1550 Wewatta St., Denver, CO 80202. We lease this space on a month-to-month basis at a rate of $1,845 per month.

     As of January 15, 2018, we had four full time employees, that being Timothy Keogh, our Chief Executive Officer, Benjamin Barton, Chief Financial Officer, Brian Corr, Director of Horticultural Science and Operations, and Jane Roach, our Office Manager. As of September 30, 2017, Mr. Keogh was spending approximately 90% of his time on our business, Mr. Barton was spending approximately 95% of his time on our business, Brian Corr was spending approximately 50% of his time on our business, and Jane Roach was spending approximately 100% of her time on our business.

                                   MANAGEMENT

         Name                       Age          Position

         Timothy Keogh              38           Chief Executive Officer and a
                                                 Director
         Benjamin J. Barton         53           Chief Financial and Accounting
                                                 Officer and a Director

     The following is a brief summary of the background of each officer and director including their principal occupation during the five preceding years. All directors will serve until their successors are elected and qualified or until they are removed.

     Timothy Keogh was appointed our Chief Executive Officer and a director on March 25, 2014. As our Chief Executive Officer, Mr. Keogh has developed sustainable practices and traditional horticultural approaches to the production of medical cannabis to benefit patients in regulated markets. Prior to joining AmeriCann, Mr. Keogh was the Chief Executive Officer and a director of Coastal Compassion, Inc., a non-profit corporation that has entered the medical marijuana business in Massachusetts. This effort began in September of 2012 and was formalized under Massachusetts G.L. Chapter 180 in August of 2013. Under the direction of Mr. Keogh, Coastal Compassion, Inc. received 1 a limited number of provisionally approved licenses in Massachusetts.

     Between November 2010 and November 2013 Mr. Keogh owned and managed Dock Promotions, LLC, a company which provided consulting services to waterfront developments and marinas in the areas of design, construction, and operations. Between 2003 and 2010, Mr. Keogh was the Director of Business Services for Marina Management Services, Inc., a corporation which provided management and consulting solutions to waterfront developments, marinas and boatyards throughout the Americas and the Caribbean.

         In October 2016, the Company issued 100,000 shares
of its common stock and a warrant to purchase up to 3,640,000 shares of common stock to Massachusetts Medical Properties, LLC.
The warrant can be exercised at a price of $1.00 per share
any time on or after October 17, 2018 and on or before
October 17, 2020.                                                       B.C.

         In November 2016, the Company sold 2,000,000 Units,
at a price of $1.00 per Unit, to a group of accredited
investors. Each Unit consists of one share of our common
stock and one Series I Warrant. Each Series I Warrant allows the holder to purchase one share of our common stock at a
price of $3.00 per share at any time on or before November
4, 2020. We paid commissions to GVC Capital, LLC and West
Park Capital, Inc. in connection with the sale of these Units.          B.

         During the three months ended June 30, 2017, we
sold 185,000 Units at a price of $2.00 per Unit to a group
of accredited investors. Each Unit consisted of one share of our common stock and one Series V Warrant. Each Series V
Warrant allows the Holder to purchase one share of our common stock at a price of $5.00 per share at any time on or before
May 18, 2021.                                                           A.

         On October 5, 2017 we borrowed $128,000 from an
unrelated third party.  At any time after April 5, 2018
the Lender may convert the unpaid principal amount of the
loan into shares of our common stock. On November 13, 2017
we borrowed $68,000 from the same unrelated third party.
At any time after May 13, 2018 the lender may convert the
unpaid principal amount of the loan into shares of our
common stock.                                                           A.

         On December 29, 2017 we sold convertible notes in the principal amount of $800,000 to a group of private investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018.
At the option of the note holders, the notes may be converted at any time into shares of our common stock at an initial conversion price of $1.50 per share.

         The note holders also received warrants (Series VI) which entitle the note holders to purchase up to 533,333 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.

         The placement agent for the offering received a cash commission, plus warrants (Series VII) to purchase
106,667 shares of our common stock. The warrants are exercisable at a price of $1.50 per share and expire on December
29, 2022.
                                                                        B.

         On February 12, 2018 we sold convertible notes in
the principal amount of $810,000 to a group of private
investors. The notes bear interest at 8% per year, are
unsecured, and are due and payable on December 31, 2018.
At the option of the note holders, the notes may be converted at any time into shares of our common stock at an initial
conversion price of $1.50 per share. The note holders also
received warrants (Series VIII) which entitle the note
holders to purchase up to 540,000 shares of our common
stock. The warrants are exercisable at a price of $1.50
per share and expire on October 17, 2022.                               B.

A. The Company relied upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933 with respect to the issuance of these shares. The persons who acquired these shares were sophisticated investors and were provided full information regarding the Company. There was no general solicitation in connection with the offer or sale of these securities. The persons who acquired these shares acquired them for their own accounts. The certificates representing these shares bear a restricted legend providing that they cannot be sold except pursuant to an effective registration statement or an exemption from registration.

B. The Company relied upon the exemption provided by Rule 506 of the Securities and Exchange Commission with respect to the issuance of these securities. The persons who acquired these securities were sophisticated investors and were provided full information regarding the Company. There was no general solicitation in connection with the offer or sale of these securities. The persons who acquired these securities acquired them for their own accounts. The certificates representing these securities bear a restricted legend providing that they cannot be sold except pursuant to an effective registration statement or an exemption from registration.

C. No commission or other form of remuneration was given to any person in connection with the issuance of these securities. Item 16. Exhibits and Financial Statement Schedules

The following exhibits are filed with this Registration Statement:

3.1.1    Certificate of Incorporation (1)

3.1.2    Certificate of Ownership and Merger (name change to AmeriCann) (2)

3.2      Bylaws (2)

4.1      Form of Series I Warrant (2)

4.2      Form of Series II Warrant (2)

4.3      Form of Series III Warrant (2)

4.4      Form of Series V Warrant (2)

4.5      Form of Series VI Warrant

4.6      Form of Series VII Warrant

5        Opinion of Counsel (2)

10.1     Agreements with Wellness Group Pharms (2)

10.2 Loan Modification Agreement with Strategic Capital Partners, LLC, together with Warrants and Promissory Notes (2)

NOTE 12. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

December 2017 Financing

On December 29, 2017 the Company sold convertible notes in the principal amount of $800,000 to a group of accredited investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018. At the option of the note holders, the notes may be converted at any time into shares of the Company's common stock at an initial conversion price of $1.50 per share.

The note holders also received warrants which entitle the note holders to purchase up to 533,333 shares of the Company's common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.

The placement agent for the offering received a cash commission of $64,000, plus warrants to purchase 106,667 shares of the Company's common stock. The warrants are exercisable at a price of $1.50 per share and expire on December 29, 2022.

Arbitration Award

In connection with the Company's note receivable from WGP that is subject to arbitration (see Note 3), the arbitration panel, on January 18, 2018, awarded to the Company $1,045,000, plus interest at the rate of 18% per year from April 18, 2015 to January 18, 2018 totaling $523,023. In addition to the principal and interest awarded of $1,568,023, the Company was also awarded its attorneys' fees and arbitration fees.

February 2018 Financing

On February 12, 2018 the Company sold convertible notes in the principal amount of $810,000 to a group of private investors. The notes bear interest at 8% per year, are unsecured, and are due and payable on December 31, 2018. At the option of the note holders, the notes may be converted at any time into shares of the Company's common stock at an initial conversion price of $1.50 per share. The note holders also received warrants (Series VIII) which entitle the note holders to purchase up to 540,000 shares of the Company's common stock. The warrants are exercisable at a price of $1.50 per share and expire on October 17, 2022.